QuickLinks -- Click here to rapidly navigate through this document

Harris Interactive Inc.
Exhibit 11
Statement Regarding Computation of Per Share Earnings
(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2001	2000	2001	2000
Net loss	$(5,921)	$(5,516)	$(19,513)	$(14,331)
Accrued dividends on preferred stock				(738)

Net loss available to holders of common stock (a)	(5,921)	(5,516)	(19,513)	(15,069)

Basic and diluted net loss per share (a/b)	$(0.17)	$(0.17)	$(0.57)	$(0.76)

Weighted average shares outstanding — basic and diluted (b)	34,253,841	32,157,898	34,248,444	19,796,104

QuickLinks

Harris Interactive Inc. Exhibit 11 Statement Regarding Computation of Per Share Earnings (In thousands, except share and per share amounts) (Unaudited)